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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                             Carrollton Bancorp
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                145282 10 9
                     ----------------------------------
                              (CUSIP Number)


CUSIP No. 145282 10 9


 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

                William C. Rogers, Jr.
                ###-##-####


 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                Not Applicable (Filing being made pursuant to 1934 Act
                                     Rule 13d-1(c)


 3      SEC USE ONLY


 4      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States


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 5      SOLE VOTING POWER

                1,480

 6      SHARED VOTING POWER

                256,092

 7      SOLE DISPOSITIVE POWER

                1,480

 8      SHARED DISPOSITIVE POWER

                256,092

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                257,572

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (x) See Item 4.

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                9.54%

12      TYPE OF REPORTING PERSON

                IN



ITEM 1.

        (a)     Name of Issuer:

                        Carrollton Bancorp

        (b)     Address of Issuer's Principal Executive Offices:

                        344 N. Charles St., Suite 300
                        Baltimore, Maryland  21201


                                        2
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ITEM 2.

        (a)     Name of Person Filing:

                        William C. Rogers, Jr.

        (b)     Address of Principal Business Office, if none, Residence:

                        6 South Calvert Street
                        Baltimore, Maryland  21202

        (c)     Citizenship:

                        United States

        (d)     Title of Class of Securities:

                        Common Stock

        (e)     CUSIP Number:

                        145252 10 9

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) / / Broker or Dealer registered under Section 15 of the Act
                (15 U.S.C. 78o).
        (b) / / Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) / / Insurance Company as defined in Section 3(a)(19) of the Act
                (15 U.S.C. 78c).
        (d) / / Insurance Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).
        (e) / / An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
        (f) / / An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F).
        (g) / / A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G).
        (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813).
        (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
        (j) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

        Not Applicable; Filing is made pursuant to 1934 Act Rule 13d-1(c).


                                        3
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ITEM 4. Ownership

        (a) Amount Beneficially Owned: See Row 9*
        (b) Percent of Class:  See Row 11.
        (c) Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote:  See Row 5.
                (ii)  shared power to vote or to direct the vote:  See Row 6.
                (iii) sole power to dispose or to direct the disposition of:
                      See Row 7.
                (iv)  shared power to dispose or to direct the disposition of:
                      See Row 8.

* Includes:

                (a) 73,410 shares owned by corporations of which the Reporting
                    Person is a principal stockholder; Reporting Person expressly disclaims beneficial ownership of all of such shares.

                (b) 128,598 shares owned jointly as tenants by the entirety with Reporting Person's wife.

                (c) 54,084 shares owned by trusts of which Reporting Person is one of a number of trustees; Reporting Person expressly disclaims beneficial ownership of all of such shares.

ITEM 5. Ownership of Five Percent or Less of a Class

        Not Applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable.

ITEM 8. Identification and Classification of Members of the Group

        Not Applicable.

ITEM 9. Notice of Dissolution of Group

        Not Applicable.


                                        4
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ITEM 10. Certification

         Not Applicable.



                                        5
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 12, 2002
                                        -------------------------------
                                                     Date

                                        /s/ William C. Rogers, Jr.
                                        -------------------------------
                                                   Signature

                                        William C. Rogers, Jr.
                                        -------------------------------
                                                     Name